UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20110001

DIVISION OF
CORPORATION FINANCE

January 26, 2011

David L. Siddall
Vice President, Deputy General Counsel and Corporate Secretary
Anadarko Petroleum Corporation
P.O. Box 1330
Houston, TX 77251-1330

Re: Anadarko Petroleum Corporation
Incoming letter dated January 4, 2011

Dear Mr. Siddall:

This is in response to your letter dated January 4, 2011 concerning the shareholder proposal submitted to Anadarko by The Sustainability Group. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Thomas E. Ellington, II
Shareholder Advocacy
The Sustainability Group
230 Congress Street
Boston, MA 02110

January 26, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anadarko Petroleum Corporation
Incoming letter dated January 4, 2011

The proposal relates to a report.

There appears to be some basis for your view that Anadarko may exclude The Sustainability Group as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Anadarko omits The Sustainability Group as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Anadarko
PETROLEUM CORPORATION

DAVID L. SIDDALL
VICE PRESIDENT,
DEPUTY GENERAL COUNSEL
AND CORPORATE SECRETARY

January 4, 2011

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F. STREET, N.E.
WASHINGTON, D.C. 20549

RE: Anadarko Petroleum Corporation – Omission of The Sustainability Group as Co-Sponsor of Shareholder Proposal

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Anadarko Petroleum Corporation, a Delaware corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 2, 2010, the Company received a shareholder proposal and supporting statement (the "Proposal") submitted by The Sustainability Group, as part of Loring, Wolcott & Coolidge (the "Proponent"). The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proponent may properly be omitted in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) of the Exchange Act from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders as a co-sponsor of the Proposal.[1]

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter, (ii) the Proposal, a cover letter submitted by the Proponent dated December 1, 2010 and statements from the Proponent's custodial bank dated November 30, 2010, (iii) the Deficiency Notice (as defined below), and (iv) the Confirmation of Delivery receipt. A copy of the Proposal, a cover letter and statements from the Proponent's custodial bank are attached hereto as <u>Exhibit A.</u> In accordance with Rule 14a-8(j)(1) of the Exchange Act, a copy of this submission is being sent simultaneously to the Proponent as notice of the Company's

[1] The Proposal was also submitted by other proponents. The purpose of this letter is solely to omit the Proponent as a co-sponsor of the Proposal, not to omit the Proposal itself or the other proponents.

intention to omit the Proponent as a co-sponsor of the Proposal from the Company's Proxy Materials. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that the Proponent is required to send the Company a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

By letter dated December 1, 2010, the Proponent proposed a resolution that stated:

- **Therefore be it resolved**: Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of Anadarko's fracturing operations; and, 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

The Company requests that the Staff concur with the Company's view that the Proponent may be excluded from the Proxy Materials as a co-sponsor of the Proposal because, in violation of Rule 14a-8(b) and Rule 14a-8(f)(1), the Proponent failed to provide the requisite proof of continuous stock ownership for one year in response to the Company's proper request for that information.

II. BASIS FOR EXCLUDING THE PROPOSAL

A. The Proponent May be Excluded as a Co-Sponsor of the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit a Proposal

1. Background

The Proponent submitted the Proposal to the Company in a letter dated December 1, 2010, which the Company received on December 2, 2010. The Company reviewed the holdings of the Proponent, which failed to indicate continuous ownership of the requisite amount of securities for at least one year at the time the Proposal was submitted, as required by of Rule 14a-8(b). Specifically, the proof provided by the Proponent was insufficient to prove continuous ownership of Anadarko common stock because the Proponent merely furnished a snapshot of its holdings as of October 31, 2009 and October 31, 2010. In addition, the log entry provided showed ownership as of October 31, 2010, which was more than a month before the Proposal was submitted.

Accordingly, the Company sought confirmation from the Proponent of its eligibility to submit the Proposal. On December 10, 2010, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via Certified Mail notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice stated that the Proponent must submit confirmation of the Proponent's ownership of at least $2,000, or 1%, of Anadarko common stock for one year or more at the time the Proposal was submitted in a manner compliant with Rule 14a-8(b)(2).

The United States Post Office records confirm delivery of the Deficiency Notice at 11:36 a.m. on December 14, 2010. *See* Exhibit C. Accordingly, the deadline for the Proponent to submit its response to the Deficiency Notice was December 28, 2010. The Proponent did not respond to the Deficiency Notice by this deadline. Thus, the Proponent has failed to provide proof of continuous ownership of Anadarko common stock for at least one year at the time the Proposal was submitted within 14 calendar days of receiving the Deficiency Notice.

2. The Proponent May Be Excluded as a Co-Sponsor of the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish Continuous Ownership of Anadarko Common Stock for the One-Year Period

The Company may exclude the Proponent as a co-sponsor of the Proposal under Rule 14a-8(f)(1) because the Proponent did not properly substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of two ways in accordance with Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (CF) (July 13, 2001)("SLB No. 14"). Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reporting ownership of the Company's common stock, the Proponent is required under Rule 14a-8(b) to "submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal."

Section C of SLB No. 14 explicitly states that a shareholder's monthly, quarterly or other periodic investment statements are not sufficient to demonstrate continuous ownership of securities. Rather, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." *See* Section C.1.c.(2) of SLB No. 14. As described above, the Proponent has not obtained verification from the record holder that it has *continuously* held the Company's common stock for at least one year as of the date it submitted the Proposal. Instead, the Proponent has merely obtained verification that it owned the Company's common stock as of October 31, 2009 and October 31, 2010. Moreover, the Proponent submitted the Proposal more than one month after the October 31, 2010 verification. Accordingly, the Proponent has failed to supply documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the Proponent fails to provide evidence of eligibility under Rule 14a-8, including the one year continuous ownership requirement of Rule 14a-8(b), provided that the company timely notifies the Proponent of the problem and the Proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

• the ownership requirements of Rule 14a-8(b);

• why the proof submitted is insufficient to prove continuous ownership of the requisite amount of securities;

• that the Proponent must provide proof of ownership that satisfies the requirements of Rule 14a-8(b); and

• that the Proponent has 14 calendar days after receipt of the Deficiency Notice to respond.

The Staff has consistently followed this principle. *See, e.g., AT&T Inc.* (avail. Dec. 16, 2010) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 17, 2004) (concurring in the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal). *See also Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005).

Moreover, the Staff has concurred in the exclusion of shareholder proposals based on a Proponent's failure to provide any evidence of eligibility to submit a shareholder proposal in response to a deficiency notice from the company. *See, e.g., General Motors Corp.* (avail. Feb. 19, 2008) (concurring with the exclusion of a proposal where the Proponent failed to provide any response to a deficiency notice sent by the company). As in General Motors, the Proponent failed to provide any response to the Deficiency Notice sent by the Company. Therefore, consistent with past precedent, we believe that the Proponent may be excluded from the Proxy Materials as a co-sponsor of the Proposal.

The Proponent has failed to provide evidence satisfying the continuous ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we respectfully request that the Staff concur that the Company may exclude the Proponent as a co-sponsor of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

III. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent as a co-sponsor of the Proposal from its Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned Vice President, Deputy General Counsel and Corporate Secretary and to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (832) 636-7520.

Very truly yours,

David L. Siddall
Vice President, Deputy General Counsel and Corporate Secretary

With copies to:

William E. Jordan
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street
Suite 2500
Houston, TX 77002-6760
Tel: (713) 758-2222
Direct Dial: (713) 758-3550
wjordan@velaw.com

Thomas E. Ellington, II, CTFA
Shareholder Advocacy
230 Congress Street
Boston, MA 02110
tellington@sustainabilitygroup.com

Shelley Alpern
Trillium Asset Management Corp.
711 Atlantic Ave.
Boston, MA 02111
salpern@trilliuminvest.com

[ENCLOSURES FOLLOW]

Exhibit A

SUSTAINABILITY
GROUP

December 1, 2010

David L. Siddall
Vice President, Deputy General Counsel and Corporate Secretary
Anadarko Petroleum Co.
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

Dear Mr. Siddall:

The Sustainability Group at Loring, Wolcott & Coolidge is filing the enclosed shareholder resolution, along with Trillium Asset Management Corp. ("Trillium") for inclusion in Anadarko Petroleum Co.'s 2011 proxy statement.

The Sustainability Group shares a commitment with our clients to universal human dignity and ecological sustainability, two of the founding principals of socially responsible investing. We believe that companies with a commitment to consumers, communities and environment will have a long-term benefit, and our investment in Anadarko reflects that philosophy. As a part of Loring, Wolcott & Coolidge, a trust company with over $4 billion in assets, we hold over 30,000 shares of Anadarko Petroleum Company on behalf of our clients. We have held over $2,000 worth of Anadarko stock for more than one year and will continue to hold the required number of shares through the date of the annual shareholder meeting. Statements, provided by our custodian bank, confirming our Anadarko holdings are enclosed.

We submit the enclosed proposal for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Act of 1934. We are co-filing this resolution with Trillium, the lead filer. The Sustainability Group, as a part of Loring, Wolcott & Coolidge, is a beneficial owner of Anadarko, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. Copies of our 13F will be provided upon request.

Please direct any communications to Shelley Alpern at (617) 292-8026 ext. 248; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email at tellington@sustainabilitygroup.com.

Yours truly,

Thomas E. Ellington, II

Thomas E. Ellington, II, CTFA
Shareholder Advocacy

Enclosures

Cc: Shelley Alpern, Trillium Asset Management Corp.

Natural Gas Development

Whereas:

Onshore "unconventional" natural gas production often requires hydraulic fracturing, which typically injects a mix of millions of gallons of water, thousands of gallons of chemicals, and particles deep underground to create fractures through which gas can flow for collection. According to the American Petroleum Institute, "up to 80 percent of natural gas wells drilled in the next decade will require hydraulic fracturing."

The potential impacts of those fracturing operations stem from activities above and below the earth's surface -- including actions that are necessarily part of the life cycle of fracturing and extraction, such as assuring the integrity of well construction, and moving, storing, and disposing of significant quantities of water and toxic chemicals.

High profile contamination incidents, especially in Pennsylvania, have fueled public controversy. Pennsylvania's Times-Shamrock Newspapers report "many of the largest operators in the Marcellus Shale have been issued violations for spills that reached waterways, leaking pits that harmed drinking water, or failed pipes that drained into farmers' fields, killing shrubs and trees."

Anadarko has substantial investments in the Marcellus Shale, where it expects to drill more than 4,500 wells in future years.

Public officials in Pittsburgh, Philadelphia and New York City have called for delays or bans on fracturing. Pennsylvania, West Virginia, Colorado, Wyoming and New York State all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven. The federal Environmental Protection Agency is studying the potential adverse impact that hydraulic fracturing may have on water quality and public health.

A multi-sectoral assessment for investors, "Water Disclosure 2010 Global Report," noted the existence of reputational risks from water management for the oil and gas sector.

Proponents believe these potential environmental impacts and increasing regulatory scrutiny could pose threats to Anadarko's license to operate and enhance vulnerability to litigation. Proponents believe our company is not providing sufficient information on key business risks associated with hydraulic fracturing operations. Proponents believe Anadarko should protect its long-term financial interests by taking measures beyond the existing, inconsistent regulatory requirements to reduce environmental hazards and associated business risks.

Therefore be it resolved:

Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of Anadarko's fracturing operations; and, 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

Supporting Statement:

Proponents believe policies explored should include, for example, additional efforts to reduce toxicity of fracturing chemicals, recycle waste water, monitor water quality prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risks. "Potential" includes occurrences that are reasonably foreseeable and worst case scenarios. "Impacts of fracturing operations" encompass the life cycle of activities related to fracturing and associated gas extraction.

Bank of America
Merrill Lynch

November 30, 2010

Anadarko Petroleum Co.
Attn: Investor Relations
1201 Lake Robbins Drive
The Woodlands, TX 77380

Re: Loring, Wolcott & Coolidge-Anadarko Petroleum. (APC) ***

To whom it may concern:

Enclosed is the copy of holdings as of 10/31/2009 and 10/31/2010 for the above referenced security. The holdings lists appear to be complete and accurate listings of the assets held by, or under the control of, Bank of America at the close of business on October 31, 2009 and October 31, 2010 on behalf of the above referenced client.

If you need any other information, or have any questions, please feel free to call me at 617-434-7588.

Sincerely,

By: ____________________
Samanda Aguilar
Relationship Manager

*** FISMA & OMB Memorandum M-07-16

Pages 16 through 17 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

PETROLEUM CORPORATION

DAVID L. SIDDALL
VICE PRESIDENT,
DEPUTY GENERAL COUNSEL
AND CORPORATE SECRETARY

Via Certified Mail

December 10, 2010

Thomas E. Ellington, II, CTFA
Shareholder Advocacy
230 Congress Street
Boston, MA 02110

Re: Shareholder Proposal for 2011 Annual Meeting of Stockholders

Dear Mr. Ellington:

On December 2, 2010, Anadarko Petroleum Corporation ("Anadarko") received a shareholder proposal and statement of support thereof dated December 1, 2010 on behalf of The Sustainability Group, as part of Loring, Wolcott & Coolidge ("Holder"), requesting a report on the known and potential environmental impacts of Anadarko's fracturing operations and policy options and current efforts to reduce environmental hazards from fracturing operations (the "Proposal"). In order for a shareholder proposal to be included in Anadarko's 2011 proxy statement, certain procedural and technical requirements must be strictly adhered to under Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act"). We are writing to advise you that the Proposal did not comply with Rule 14a-8(b)(2) of the Exchange Act, which states that Holder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits the proposal. Specifically, the proof provided by Holder is insufficient to prove *continuous* ownership of the requisite amount of securities, as it provides merely a snapshot of holdings as of October 31, 2009 and October 31, 2010. In addition, the log entry provided shows ownership as of October 31, 2010, which is more than a month earlier than the Proposal was submitted. Please provide confirmation of Holder's ownership of at least $2,000, or 1%, of Anadarko common stock for one year or more at the time the Proposal was submitted in a manner compliant with Rule 14a-8(b)(2).

Please note that you will have 14 calendar days after receiving this notification to respond. If you fail to remedy this defect or respond in a timely manner, your proposal may be excluded from Anadarko's 2011 proxy statement. We have enclosed a copy of Rule 14a-8 of the Exchange Act for your convenience to assist in your complying with the above requirements.

1201 LAKE ROBBINS DRIVE THE WOODLANDS, TX 77380
P.O. BOX 1330, HOUSTON, TX 77251-1330 (MAIL)
DIRECT 832-636-7520 • MAIN 832-636-1000 • FAX 832-636-0352 • E-MAIL David.Siddall@anadarko.com

If you have any questions regarding this letter, please contact me at (832) 636-7520.

Very truly yours,

David L. Siddall
Vice President, Deputy General Counsel and
Corporate Secretary

Cc: Shelley Alpern
Trillium Asset Management Corp.
711 Atlantic Ave.
Boston, MA 02111

Exhibit C

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Thomas E. Ellington, II, CTFA
Shareholder Advocacy
230 Congress Street
Boston, MA 02110

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*) ***

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

7005 3110 0000 5223 3990

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

HOUSTON, TX DEC 10 2010 USPS

Postmark Here

Sent To: Thomas E. Ellington, II, CTFA
~~Shareholder Advocacy~~
Street, Apt. No.; or PO Box No.: 230 Congress Street
City, State, ZIP+4: Boston, MA 02110

PS Form 3800, June 2002 See Reverse for Instructions

*** FISMA & OMB Memorandum M-07-16